Prospectus Supplement to
Prospectus Dated December 19, 2007

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146813

NORD RESOURCES CORPORATION

OFFERING OF 55,589,705 SHARES OF COMMON STOCK

This prospectus supplement amends and supplements our prospectus dated December 19, 2007 relating to the resale of up to 55,589,705 shares of our common stock by the selling stockholders named in the prospectus under the heading “Selling Stockholders”. These shares include the following shares:

1.

up to 30,666,700 shares of common stock issuable to certain selling stockholders, without the payment of any additional consideration, upon the conversion of 30,666,700 special warrants that were offered and sold in an unregistered private placement that closed on June 5, 2007;

2.

up to 15,333,350 shares of common stock issuable to certain selling stockholders upon the exercise of common stock purchase warrants, which in turn are issuable upon the conversion of the 30,666,700 special warrants that were offered and sold in the unregistered private placement that closed on June 5, 2007;

3.

up to 1,840,002 shares of common stock issuable to certain selling stockholders upon the exercise of stock options issued in partial consideration of services rendered in connection with the unregistered private placement of special warrants that closed on June 5, 2007;

4.	up to 4,053,590 shares of common stock issuable to certain selling stockholders upon the exercise of outstanding common stock purchase warrants; and

5.	up to 3,696,063 outstanding shares of common stock held by certain selling stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under “Selling Stockholders.”

Our common stock is quoted on the Pink Sheets LLC under the symbol “NRDS”. On December 21, 2007, the high and low bid prices for one share of our common stock were $0.93 and $0.91, respectively; the closing bid price for one share of our common stock on that date was $0.91. We do not have any securities that are currently traded on any other exchange or quotation system. There is no market through which the warrants may be sold and purchasers may not be able to resell their warrants.

It is anticipated that the selling stockholders will offer to sell the shares of common stock being offered in our prospectus dated December 19, 2007 as amended and supplemented hereby at prevailing market prices of our common stock on the Pink Sheets LLC until our common stock is quoted on the OTC Bulletin Board or another quotation medium or stock market, and, thereafter, at prevailing market prices on such quotation medium or stock market. Any selling stockholder may, in such selling stockholder’s discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. There is no relationship whatsoever between the offering price and our assets, earnings, book value or any other objective criteria of value. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We may receive proceeds from the exercise of warrants, if exercised, and will use such proceeds for general corporate purposes and potentially to repay corporate debt.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated December 19, 2007 as amended and supplemented hereby (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 19, 2007. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented hereby involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled “Risk Factors” before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is December 24, 2007.

SELLING STOCKHOLDERS

The table below supplements and amends the Selling Stockholders’ table contained on page 60 of our prospectus dated December 19, 2007 and supersedes the information in the prospectus. On December 20, 2007, Moore Canada Fund (Master) LP, one of the selling stockholders set out in our prospectus dated December 19, 2007, transferred all of the special warrants to acquire shares of our company held by it to the selling stockholders named in the table below. The following table provides information regarding these selling stockholders and the number of shares of common stock they are offering for resale.

The following table provides, as of December 20, 2007, information regarding the beneficial ownership of our common stock by each of the selling stockholders, including:

1.	the number of shares of our common stock owned by each selling stockholder prior to this offering;

2.	the total number of shares of our common stock that are to be offered by each selling stockholder;

3.	the total number of shares of our common stock that will be owned by each selling stockholder upon completion of the offering; and

4.	the percentage of shares of our common stock that will be owned by each selling stockholder immediately upon completion of this offering.

Information with respect to beneficial ownership is based upon information obtained from the selling stockholder. Information with respect to “Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by the prospectus as amended and supplemented hereby and no other purchases or sales of our common shares by the selling stockholder. The selling stockholder may offer and sell, from time to time, any or all of the common stock issued to them upon conversion of the special warrants, or upon exercise of the share purchase warrants. Except as described below and to our knowledge, the named selling stockholder beneficially owns and has sole voting and investment power over all shares or rights to these shares. Other than the relationships described below, none of the selling stockholders had or has, as the case may be, any material relationship with us.

Name of selling stockholder and position, office or material relationship to Nord Resources Corporation	Shares owned prior to this offering(1)(2)	Total number of shares to be offered for selling stockholder’s account (3)	Total shares to be owned upon completion of this offering	Percent owned upon completion of this offering(1)(4)
Moore Canada Fund (Master), LP (5)	Nil	Nil	Nil	0
GF Aurum Offshore Partners Ltd. (6)	48,447	48,447	Nil	0

Name of selling stockholder and position, office or material relationship to Nord Resources Corporation	Shares owned prior to this offering(1)(2)	Total number of shares to be offered for selling stockholder’s account (3)	Total shares to be owned upon completion of this offering	Percent owned upon completion of this offering(1)(4)
Drawbridge Global Macro Master Fund Ltd. (7)	242,233	242,233	Nil	0
Geologic Resource Fund LP (8)	556,552	556,552	Nil	0
Geologic Resource Fund Ltd. (9)	1,634,982	1,634,982	Nil	0
GF Aurum Partners Ltd. (10)	193,785	193,785	Nil	0
RBC Global Resources Fund (11)	1,500,000	1,500,000	Nil	0
JMM Trading LP (12)	750,000	750,000	Nil	0

(1)

Beneficial ownership calculation under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Under Rule 13d- 3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)

The selling stockholder holds special warrants. Each special warrant entitles the holder to acquire, for no additional consideration, one share of common stock and one-half of one warrant. The special warrants are governed by a special warrant indenture dated June 5, 2007, and will expire at 5:00 p.m. (Vancouver time) on June 5, 2009, subject to expiration earlier in accordance with their terms. Each special warrant that has not been converted by the holder will be converted by the trustee appointed under the special warrant indenture immediately prior to the time of its expiry without the need for any action on the part of the holder. The holder of a special warrant may elect to convert the special warrant into the underlying share of common stock and one-half warrant at any time after 5:00 p.m. (Vancouver time) on December 3, 2007.

(3)

Represents shares of common stock issuable by our company upon conversion of special warrants held by the selling stockholder, and shares of common stock that may be purchased by the selling stockholder upon exercise of the common stock purchase warrants issuable upon conversion of such special warrants. Each whole warrant, when issued, will entitle the holder to purchase one share of our common stock until 5:00 p.m. (Vancouver time) on June 5, 2012 at a price of $1.10 per share. The warrants are governed by a warrant indenture between the Company and Computershare Trust Company of Canada dated June 5, 2007.

(4)

Based on 35,992,524 shares of our common stock issued and outstanding as of December 20, 2007. It is assumed that: (a) all of the 30,666,700 special warrants referred to in note (2) above are converted into the underlying shares of common stock and common stock purchase warrants; (b) all of the 15,333,350 warrants issued upon conversion of the special warrants are exercised, of which there is no assurance; (c) the selling stockholder for whom the percent of shares beneficially owned is calculated fully exercises all of the common stock purchase warrants and stock options that are exercisable within 60 days, of which there is no assurance; and (d) all of the shares offered hereby are sold, of which there is no assurance.

(5)	Moore Canada Fund (Master) LP held 3,284,000 special warrants, which it transferred to the selling shareholders named in the table above on December 20, 2007.

(6)	The purchaser has identified George Ireland, Chief Investment Officer of GF Aurum Offshore Partners Ltd., as the individual who has voting and investment power over the underlying shares.

(7)	The purchaser has identified George Ireland, Chief Investment Officer of Drawbridge Global Macro Master Fund Ltd., as the individual who has voting and investment power over the underlying shares.

(8)	The purchaser has identified George Ireland, Chief Investment Officer of Geologic Resource Fund LP, as the individual who has voting and investment power over the underlying shares.

(9)	The purchaser has identified George Ireland, Chief Investment Officer of Geologic Resource Fund Ltd., as the individual who has voting and investment power over the underlying shares.

(10)	The purchaser has identified George Ireland, Chief Investment Officer of GF Aurum Partners Ltd., as the individual who has voting and investment power over the underlying shares.

(11)	The purchaser has identified Brahm Spilfogel, VP, Portfolio Manager of RBC Global Resources Fund, as the individual who has voting and investment power over the underlying shares.

(12)	The purchaser has identified Glenn Hunt, Partner of JMM Trading LP, as the individual who has voting and investment power over the underlying shares.

Because a selling stockholder may offer by the prospectus as amended and supplemented hereby all or some part of the common shares which it holds, no estimate can be given as of the date hereof as to the number of common shares actually to be offered for sale by a selling stockholder or as to the number of common shares that will be held by a selling stockholder upon the termination of such offering.

A selling stockholder and any broker-dealers or agents that participate with that selling stockholder in the sale of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.